FRANK J. HARITON, ATTORNEY AT LAW

1065 Dobbs Ferry Road, White Plains, New York 10607

TEL (914) 674-4373

FAX (914) 693-2963

March 25, 2009

Karen J. Garnett

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 4561

100 F. Street N.E.

Washington D.C. 20549

Phone (202) -551 -3785

Fax (202) 813-6984

RE:         Velvet Rope Special Events Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed March 6, 2009

File No. 330-154422

Dear Ms. Garnett,

We are today filing Amendment Number Three to the above captioned registration statement.  The changes primarily represent an updating of the information previously filed as well as responses to comments made by the staff in its March 23, 2009 letter.

Following are responses to comments made by the United States Securities and Exchange Commission dated March 23, 2009 for File No. 333-154422.  The comments are in the same numerical order as they were provided.

General

1.            We note your response to comment 1 in our letter dated February 20, 2000; however, the amended filing still has not been properly marked to reflect changes. In future amendments, please file a copy of the amendment that clearly and precisely marks all changes. See Rule 472 of Regulation C. For technical assistance, the Branches of Filer Support and Filer Technical Support are available to assist filers each business day from 7:00 a.m. to 7:00 p.m. Eastern Time. The Branches of Filer Support and Filer Technical Support may be reached at (202) 55l – 8900.

We note your comment. I apologize for the misunderstanding. We will make sure all future filings are in accordance with Rule 472 of Regulation C.

2.            We note your response to comment 3 and have reviewed the copies of the reports that you provided. The estimated number of weddings that you have included in the chart on page 37 of the prospectus is different from the numbers appearing in the copy of the Wedding Report that you provided. Please revise to reconcile the disclosure with the supporting document. Also, please tell us the source of the information in the pie chart on page 37.

We have revised the document to reflect the correct statistics. The proper amounts are reflected on pages 1 and 2 of the Wedding Report document which we previously provided. We also have deleted the graphs from the prospectus.

Liquidity and Capital Resources, page 31

3.            We note your response to comment 12 in our letter dated February 20, 2009. Disclosure under the subheading "Net Cash Provided by Financing Activities" on page 32 continues to state that over the next twelve months. "[m]anagement plans to seek additional capital to find operations through additional equity, debt financing or credit facilities.”-- Please remove this disclosure or revise to provide a more detailed description of these plans, such as when and how much capital you intend to raise.

We have removed the disclosure “Management plans to seek additional capital to fund operations through additional equity, debt financing or credit facilities.” We have also revised the paragraph to strike the mention of having had early stage discussions with investors about potential investment in our firm at a future date.

Our Offices, page 40

4.            In this section, you state that you "currently" lease office space in Beverly Hills and Valencia. However, within that same paragraph, you state that you "no longer have any office space in Valencia." Please revise to remove the reference to your office space in Valencia. Furthermore, please clarify whether you continue to lease office space in Beverly Hills.

We have revised this paragraph to properly reflect our current corporate office space.

Part II. Information Not Required in Prospectus

Signatures, page 50

5.            We note you response to comment 20 in our letter dated February 20, 2009. Please include Ms. Noory’s signature, or a designation thereof, above her printed named and title that appears after the “Power of Attorney”) language. Please refer to instruction 2 to Signatures on Form S-l for guidance.

We have properly including a designation of Ms. Noory’s signature.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton